UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

As of June 22, 2016

Commission File Number 000-29360

RiT TECHNOLOGIES LTD.
(Translation of registrant's name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

____________________

This Report on Form 6-K is hereby incorporated by reference into the Registrant's Registration Statements on Form S-8 (File Nos. 333-90750, 333-117646, 333-141680, 333-169241 and 333-200999) and Form F-3 (File Nos. 333-183566 and 333-190443), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

RiT Technologies Ltd. (the “Company”) hereby announces that on June 21, 2016, the Company has filed petitions with the Tel Aviv District Court, ex parte (the “Court”), to a temporary stay of proceedings, to appoint a trustee to the Company and to receive additional remedies related to the foregoing, in accordance with Section 350 of the Israeli Companies Law 5759-1999. The Court granted a temporary injunction preventing any self-remedy related to ceasing of assets, equipment, vehicles and to the disconnection from infrastructure and other services. A hearing in the presence of the Company’s creditors and the Israeli Official Receiver was set to be held on Monday, June 27, 2016, at 1:00 PM.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RiT TECHNOLOGIES LTD.

Date: June 22, 2016	By:	/s/ Yossi Ben Harosh
Yossi Ben Harosh, CEO